SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to §240.13d-1(a) and Amendments Thereto Filed Pursuant to
§240.13d-2(a)

(Amendment No. 14)
________________________

E COM VENTURES, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

26830k 20 5
(CUSIP Number)

Matthew C. Dallett Edwards Angell Palmer & Dodge LLP 111 Huntington Avenue Boston, MA 02199 (617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26830k 20 5 Schedule 13D Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glenn H. Nussdorf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 549,072

	8.	Shared Voting Power 444,445

	9.	Sole Dispositive Power 549,072

	10.	Shared Dispositive Power 444,445

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 993,517

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 28.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26830k 20 5 Schedule 13D Page 3 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen L. Nussdorf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 564,072

	8.	Shared Voting Power 444,445

	9.	Sole Dispositive Power 564,072

	10.	Shared Dispositive Power 444,445

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,517

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 28.79%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26830k 20 5 Schedule 13D Page 4 of 4 Pages

This Amendment No. 14 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the “Issuer”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to reflect the execution on July 8, 2008 by the Issuer, Model Reorg, Inc. (“Model”), Model Reorg Acquisition LLC, and the shareholders of Model of a First Amendment to their December 21, 2007 Agreement and Plan of Merger (the “Merger Agreement”). The First Amendment amended certain of the terms of the secured credit facility (the “Senior Credit Facility”) required by the Merger Agreement and extended the deadline for the consummation of the merger until August 31, 2008. The First Amendment also modified the terms under which Model will repay the debt owed by Model and its subsidiaries to Quality King Distributors, Inc., a company that is wholly-owned by Stephen, Glenn, and Arlene Nussdorf and members of their families. At the closing of the Merger, Glenn, Stephen and/or Arlene Nussdorf or trusts for the benefit of their families will loan approximately $52.3 million to Model Reorg, which will use a portion of the loan proceeds to pay down the principal amount of the Quality King debt to $35 million. Both the new Nussdorf loan and the remaining Quality King debt will be subordinated to the new Senior Credit Facility and neither will be secured by the combined company’s assets. Subject to the requirements of the Senior Credit Facility, the maturity date of the new Nussdorf loan will be at least six months beyond the maturity date of the Senior Credit Facility and the remaining Quality King debt will amortize quarterly beginning in January 2009 at the rate of $2.5 million per quarter, with the balance due six months following the scheduled maturity date of the Senior Credit Facility. The new Nussdorf loan will bear interest at a rate equal to 2% over the rate in effect from time to time under the revolving credit facility included in the Senior Credit Facility, and the remaining Quality King debt will bear interest at a rate equal to 1% over the rate in effect from time to time under that revolving credit facility. No interest payments will be required on either the Nussdorf loan or the remaining Quality King debt until January 2009. The First Amendment also eliminated the provisions of the original Merger Agreement for satisfying a portion of the Quality King debt by the consignment of merchandise. In all other respects, Item 4 is unchanged.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

2.2

First Amendment dated July 8, 2008 to Agreement and Plan of Merger dated as of December 21, 2007 by and among E Com Ventures, Inc., Model Reorg, Inc., the holders of all the outstanding capital stock of Model Reorg., Inc., and Model Reorg Acquisition LLC (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by the Issuer on July 11, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 21, 2008

           /s/Alfred R. Paliani, attorney-in-fact

                          Glenn H. Nussdorf

      By:     Alfred R. Paliani, attorney-in -fact

           /s/Alfred R. Paliani, attorney-in-fact

      Stephen L. Nussdorf

      By:     Alfred R. Paliani, attorney-in-fact